

Mail Stop 3030

February 8, 2018

<u>Via E-mail</u>
Maria Trainor
General Counsel
Ampco-Pittsburgh Corporation
726 Bell Avenue, Suite 301
Carnegie, Pennsylvania 15106

>   **Re: Ampco-Pittsburgh Corporation**
>   **Registration Statement on Form S-3**
>   **Filed January 19, 2018**
>   **File No. 333-222626**

Dear Ms. Trainor:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 with any questions.

>   Sincerely,
>
>   /s/ Heather Percival for
>
>   Amanda Ravitz
>   Assistant Director
>   Office of Electronics and Machinery

cc: David A. Edgar
         K&L Gates LLP